1 Hines Rd., Suite 202 Ottawa, Ontario K2K 3C7	Tel: (613) 254-7246 Fax: (613) 254-7250 www.datajungle.com

September 21, 2005

Craig Wilson

Senior Assistant Chief Accountant

Securities & Exchange Commission

450 Fifth Street, N.W.

Room 4561

Washington, D.C.

U.S.A.  20549

RE:

DataJungle Software Inc.

Form 10-KSB for the year ended December 31, 2004

SEC File No. 001-05996

Dear Mr. Wilson,

With reference to the Securities & Exchange Commission (the “SEC”) letter dated July 19, 2005, the following will provide a response to the comment regarding the Form 10-KSB for DataJungle Software Inc. (the “Company”) for the year ended December 31, 2004.

Report of Independent Registered Public Accounting Firm, page 33

Comments from SEC:

We note your response to prior comment no. 1.  Based on your specific facts and circumstances, we will not object to the use of a Canadian audit firm.  However, if your assets and operations in the United States become significant in the future, we expect you to engage a U.S. registered public accounting firm, consistent with our position outlined in Section 5.K of “International Reporting and Disclosure Issues in the Division of Corporation Finance” on the Commission’s website.

Response from the Company:

We will evaluate our position vis-à-vis the position outlined in Section 5.K of “International Reporting and Disclosure Issues in the Division of Corporation Finance” on a regular basis and engage a U.S. registered public accounting firm when such conditions dictate so.

We trust that you will find our response satisfactory.  However, if you have any questions, please do not hesitate to contact us.

Yours truly,

DataJungle Software Inc.

/s/ Edward Munden

/s/ Larry Bruce

Edward Munden

Larry Bruce

President & CEO

Vice President Finance, Secretary & Treasurer

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